Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

27 June 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Oyong Field Update

The operator of the Sampang Production Sharing Contract ("Sampang PSC"), Santos (Sampang) Pty Ltd has advised that first oil production from the Oyong field previously targeted by Cue for early in the third quarter of 2007, has been delayed to late in the third quarter of 2007. This delay is a result of procurement issues associated with conversion of the Oyong production barge.

It is expected that production will be between 8,000-10,000 bbl's per day post commissioning and testing. Oyong is a phased development with oil due to be augmented by gas production in late 2008. The gas phase of the project is not affected by delays in commissioning the oil production barge.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Ltd	40%
Cue Sampang Pty Ltd	15%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

27th June 2007

END